KPMG Audit Limited
Crown House
4 Par-la-Ville Road
Hamilton HM 08 Bermuda

Mailing Address:
P.O. Box HM 906
Hamilton HM DX Bermuda

Telephone +1 441 295 5063
Fax +1 441 295 9132
Internet www.kpmg.bm

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142 Pacific Centre
Vancouver, BC V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 20th Floor
Toronto, ON M5H 3S8

Alberta Securities Commission
Suite 600, 250-5th St. SW
Calgary, Alberta, T2P OR4

December 22, 2015

Dear Sirs:

Re: Notice of Change of Auditors of Till Capital Ltd.

We have read the Notice of Till Capital Ltd. dated December 22, 2015 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG Audit Limited

KPMG Audit Limited